UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number 000-28508

Flamel Technologies
(Translation of registrant's name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-____________

INDEX

FLAMEL TECHNOLOGIES S.A.

FLAMEL TECHNOLOGIES S.A.

PART 1. FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements – Unaudited

Condensed Consolidated Statement of Operations
(Unaudited)
(Amounts in thousands of dollars, except per share data)

	Three months ended September 30,
	2009	2010
Revenue:
License and research revenue	$4,726	$4,119
Product sales and services	2,651	1,805
Other revenues	2,521	2,117
Total revenue	9,898	8,041
Costs and expenses:
Cost of goods and services sold	(2,567)	(1,535)
Research and development	(7,531)	(6,702)
Selling, general and administrative	(3,138)	(2,931)
Total	(13,236)	(11,168)

Loss from operations	(3,338)	(3,127)

Interest income net	92	109
Foreign exchange gain (loss)	(140)	(302)
Other income	4	5

Loss before income taxes	(3,382)	(3,315)
Income tax benefit (expense)*	-	(24)
Net loss	$(3,382)	$(3,339)

Loss per share

Basic loss per ordinary share	$(0.14)	$(0.14)
Diluted loss per share	$(0.14)	$(0.14)

Weighted average number of shares outstanding (in thousands) :

Basic	24,225	24,423
Diluted	24,225	24,423

* Research tax credit reclassified in operational expenses for 2009

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

PART 1. FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements – Unaudited

Condensed Consolidated Statement of Operations
(Unaudited)
(Amounts in thousands of dollars, except per share data)

	Nine months ended September 30,
	2009	2010
Revenue:
License and research revenue	$16,156	$10,865
Product sales and services	7,602	5,970
Other revenues	7,769	6,808
Total revenue	31,527	23,643
Costs and expenses:
Cost of goods and services sold	(6,508)	(5,045)
Research and development	(21,464)	(21,824)
Selling, general and administrative	(9,371)	(8,659)
Total	(37,343)	(35,528)

Loss from operations	(5,816)	(11,885)

Interest income net	349	326
Foreign exchange gain (loss)	(288)	(87)
Other income	13	93

Loss before income taxes	(5,742)	(11,553)
Income tax benefit (expense)*	-	(100)
Net loss	$(5,742)	$(11,653)

Loss per share

Basic loss per ordinary share	$(0.24)	$(0.48)
Diluted loss per share	$(0.24)	$(0.48)

Weighted average number of shares outstanding (in thousands):

Basic	24,217	24,391
Diluted	24,217	24,391
* Research tax credit reclassified in operational expenses for 2009

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Balance Sheet
(Unaudited)
(Amounts in thousands of dollars, except share data)

	December31, 2009	September 30, 2010
ASSETS
Current assets:
Cash and cash equivalents	$8,716	$3,909
Marketable securities	35,352	28,132
Accounts receivable	8,675	10,227
Inventory	1,072	1,070
Research and development tax credit receivable short term	9,400	2,353
Prepaid expenses and other current assets	3,626	4,555
Total current assets	66,841	50,246

Property and equipment, net	24,759	22,677
Other assets:
Research and development tax credit receivable long term	2,484	4,272
Other long-term assets	212	189
Total other assets	2,696	4,461
Total assets	$94,296	$77,384
LIABILITIES
Current liabilities:
Current portion of long-term debt	862	2,158
Current portion of capital lease obligations	33	34
Accounts payable	6,366	5,156
Current portion of deferred revenue	3,862	2,529
Advances from customers	851	4,488
Accrued expenses	6,318	5,974
Other current liabilities	4,604	4,023
Total current liabilities	22,896	24,362

Long-term debt, less current portion	2,944	1,789
Capital lease obligations, less current portion	66	35
Deferred revenue, less current portion	6,033	3,715
Other long-term liabilities	17,494	14,015
Total long-term liabilities	26,537	19,554

Commitments and contingencies:	-	-

Shareholders' equity:
Ordinary shares: 24,342,600 issued and outstanding at December 31, 2009 and 24,422,600 at September 30, 2010 (shares authorised 29,650,790) at nominal value of 0.122 euro	3,540	3,553
Additional paid-in capital	198,498	201,571
Accumulated deficit	(171,644)	(183,297)
Accumulated other comprehensive income (loss)	14,469	11,641

Total shareholders' equity	44,863	33,468
Total liabilities and shareholders' equity	$94,296	$77,384

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Condensed Consolidated Statement of CashFlows
(Unaudited)
	Nine months ended September 30,
	2009	2010

Cash flows from operating activities:
Net income (loss)	$(5,742)	$(11,653)
Adjustments to reconcile net income (loss)
to net cash provided by (used in) operating activities:
Depreciation of property and equipment	4,080	3,525
Gains on sales of marketable securities	(118)	(59)
Grants recognized in other income and income from operations	(782)	(828)
Stock compensation expense	4,314	2,328
Increase (decrease) in cash from:
Accounts receivable	238	(1,843)
Inventory	(169)	(36)
Prepaid expenses and other current assets	(697)	(315)
Research and development tax credit receivable	5,738	4,355
Accounts payable	(732)	(382)
Deferred revenue	8,039	(3,015)
Accrued expenses	90	3,447
Other current liabilities	2,360	(298)
Other long-term assets and liabilities	(2,909)	(671)
Net cash provided by (used in) operating activities	13,710	(5,445)

Cash flows from investing activities:
Purchases of property and equipment	(1,532)	(3,253)
Purchase of marketable securities	(131,347)	(65,705)
Proceeds from sales of marketable securities	100,651	70,727
Net cash provided by (used in) investing activities	(32,228)	1,769

Cash flows from financing activities:
Proceeds from loans or conditional grants	520	318
Reimbursement of loans or conditional grants	(3,998)	(1,879)
Principal payments on capital lease obligations	(60)	(24)
Cash proceeds from issuance of ordinary shares and warrants	291	627
Net cash provided by (used in) financing activities	(3,247)	(958)

Effect of exchange rate changes on cash and cash equivalents	(472)	(173)

Net increase (decrease) in cash and cash equivalents	(22,237)	(4,807)

Cash and cash equivalents, beginning of period	27,021	8,716

Cash and cash equivalents, end of period	$4,784	$3,909

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Consolidated Statement of Shareholders’ Equity (Unaudited)
(Amounts in thousands of dollars)

	Ordinary Shares		Additional		Accumulated Other Comprehen-
	Shares	Amount	Paid-in Capital	Accumulated Deficit	sive Income (Loss)	Shareholders' Equity
Balance at January 1, 2010	24,342,600	$3,540	$198,498	$(171,644)	$14,469	$44,863
Subscription of warrants			224			224
Issuance of ordinary shares on exercise of stock -options	40,000	7	396			403
Issuance of ordinary shares on vesting of free shares	40,000	6	(6)			-
Stock-based compensation expense			2,459			2,459
Net loss				(11,653)		(11,653)
Foreign currency translation adjustment					(2,828)	(2,828)
Comprehensive loss						$(14,481)
Balance at September 30, 2010	24,422,600	$3,553	$201,571	$(183,297)	$11,641	$33,468

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In the opinion of the management of Flamel Technologies S.A. (the “Company”), the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, these Financial Statements do not include all of the information and footnotes required for complete annual financial statements, since certain footnotes and other financial information required by generally accepted accounting principles in the United States (US GAAP) can be condensed or omitted for interim reporting requirements.  In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of our financial position and operating results have been included.

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating results for the three months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2010. These interim condensed consolidated financial statements should be read in conjunction with the Company's audited annual financial statements.

The reporting currency of the Company and its wholly-owned subsidiary is the U.S. dollar as permitted by the  SEC for a foreign private issuer (S-X Rule 3-20(a)). All assets and liabilities in the balance sheets of the Company, whose functional currency is the Euro, except those of the U.S. subsidiary whose functional currency is the U.S. dollar, are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at period-end rates, (2) income statement accounts at weighted average exchange rates for the period, and (3) shareholders' equity accounts at historical rates. Corresponding translation gains or losses are recorded in shareholders' equity as Currency Translation Adjustments.

 2. REVENUES

2.1 License and research revenue

The Company recognized research and development revenues of $7,850,000 for the first nine months of 2010, including revenues of $2,955,000 pursuant to the agreement signed with Merck-Serono, $327,000 pursuant to the feasibility agreement signed with Baxter Pharmaceuticals and additional revenues pursuant to agreements with other collaborative partners.

Licensing fees of $3,015,000 were recognized in the first nine months of 2010.  Licensing revenues include amortisation of up-front payments of $987,000 pursuant to the agreement signed with Merck-Serono and $1,690,000 pursuant to the feasibility agreement signed with Baxter Pharmaceuticals.

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

2.2 Product sales and services.

In accordance with the supply agreement signed with GSK in December 2004, the Company recognized revenues of $5,970,000 in the nine months ended September 30, 2010.

2.3 Other revenues.

The Company recognized other revenues of $6,808,000 for the nine-month period ended September 30, 2010 which includes royalties from the License Agreement with GSK with respect to Coreg CR.

3. RESEARCH TAX CREDIT

The French government provides tax credits to companies for spending on innovative research and development. The research tax credit is considered as a grant and is deducted from operational expenses.

The credit amounted to $4,138,000 for the nine month period ended September 30, 2010 ($1,255,000 for the three-month period then ended), compared to $4,824,000 for the nine month period ended September 30, 2009 ($1,774,000 for the three month period then ended).

4. SHAREHOLDERS' EQUITY

During the nine month period ended September 30, 2010, the Company issued 40,000 shares as a result of exercise of stock-options together with 40,000 shares as a result of vesting of free shares, nominal value €0.122 per share.

5. STOCK COMPENSATION EXPENSE

During the nine month period ended September 30, 2010, 30,000 stock options were granted to certain employees of the Company and 250,000 warrants with a one year vesting period were subscribed for by directors.

ASC 718-10-S99-1 expresses the view that “the use of a simplified method is not allowed if the Company may have sufficient historical exercise data for some of its share options grants and therefore, accepts the use of simplified method for only some grants but not all share options grants”.

The Company decided to use the simplified method to estimate the expected term of the stock-options granted and the warrants subscribed for by directors.  The Company considers that insufficient historical exercise data are available for stock-options and warrants which are granted to a limited number of beneficiaries together with few exercises over the past years, in addition, the vesting schedule and contractual terms having been changed over time for warrants granted to directors.  Consequently, the Company believes that prior exercise patterns would not reflect accurately future exercises.

The grant date fair value of the stock-options granted and warrants subscribed is calculated using the Black-Scholes option-pricing model with the following weighted average assumptions.

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

Three months ended September 30, 2010
Risk-free interest rate	0.95%
Dividend yield	-
Expected volatility	62%
Expected term	2.9 years
Forfeiture rate	-

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

Net income (loss) before and after stock-based compensation is as follows :
	Three months ended		Nine months ended
(in thousands except per share data)	September 30, 2009	September 30, 2010	September 30, 2009	September 30, 2010

Net income (loss)	(3,382)	(3,339)	(5,742)	(11,653)

Net income (loss) per share
Basic	$(0.14)	$(0.14)	$(0.24)	$(0.48)
Diluted	$(0.14)	$(0.14)	$(0.24)	$(0.48)

Number of shares used for computing
Basic	24,225	24,423	24,217	24,391
Diluted	24,225	24,423	24,217	24,391

Stock-based compensation (ASC718)
Cost of products and services sold	60	31	171	95
Research and development	565	293	1,791	874
Selling, general and administrative	851	399	2,351	1,359
Total	1,476	723	4,313	2,328

Net income (loss) before stock-based compensation	(1,906)	(2,616)	(1,429)	(9,325)

Net income (loss) before stock-based compensation per share
Basic	$(0.08)	$(0.11)	$(0.06)	$(0.38)
Diluted	$(0.08)	$(0.11)	$(0.06)	$(0.38)

FLAMEL TECHNOLOGIES S.A.
Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations.

FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words ‘believe,’ ‘will’, ‘expect,’ ‘anticipate,’ ‘project’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations.

     Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise.  You should not place undue reliance on these forward looking statements.  Factors that could cause actual results to differ from expectations include, among others, those listed in Part II, Item 1A, Risk Factors of this Form 6-K and set forth in more detail in “Risk Factors” in our Form 20-F for the fiscal year ended December 31, 2009.

RESULTS OF OPERATIONS

For the nine months ended September 30, 2010, Flamel reported total revenues of $23.6 million compared to $31.5 million for the first nine months of 2009, a decrease driven primarily by the absence in 2010 of a milestone payment from GlaxoSmithKline (GSK) received in 2009 (as discussed below) and lower royalties from the sale of CoregCR.

 License and research revenues for the nine months ended September 30, 2010 were $10.9 million compared to $16.2 million for the first nine months of 2009, a decrease primarily driven by the absence in 2010 of the milestone payment of $4.0 million from GlaxoSmithKline (GSK) recognized in the first quarter of 2009.

Product sales and services, pursuant to the Company’s supply contract with GSK totaled $6.0 million for the nine months ended September 30, 2010, compared to $7.6  million for the nine months ended September 30, 2009. This decrease was due primarily to lower market demand for Coreg CR.

Other revenues were $6.8 million for the nine months ended September 30, 2010 compared to $7.8 million for the first nine months of 2009.  These revenues are derived primarily from the royalty on sales of Coreg CR.

FLAMEL TECHNOLOGIES S.A.

Operational expenses were $35.5 million during the nine months ended September 30, 2010, a decline of $1.8 million as compared to $37.3 million for the nine months ended September 30, 2009. This decrease was due primarily to lower production costs due to lower demand for Coreg CR.

Costs of goods and services sold were $5.0 million in the nine months ended September 30, 2010, as compared to $6.5 million in the nine months ended September 30, 2009.  This decrease was due to reductions in 2010 expenditures to correspond with lower demand for Coreg CR.

Research and development expenditures were $21.8 million in the nine months ended September 30, 2010 compared to $21.5 million in the nine months ended September 30, 2009.

Selling, General and Administrative expenses decreased to $8.7 million in the nine months ended September 30, 2010 compared to $9.4 million in the nine months ended September 30, 2009, in a continued effort to control expenditures.

Net loss for the nine months ended September 30, 2010 was $(11.7) million, compared to a net loss of $(5.7) million in the nine months ended September 30, 2009. Net loss per share (basic) for the nine months ended September 30, 2010 was $(0.48), compared to a net loss per share in the year-ago period of $(0.24).

LIQUIDITY AND CAPITAL RESOURCES

On September 30, 2010, the Company had $32.0 million in cash, cash equivalents and marketable securities, compared to $44.1 million on December 31, 2009.  This decrease was due primarily to use of cash and cash equivalents to fund operations and ongoing research and development activities.  In recent years, we have financed our operations and research and development efforts primarily by license and research revenues, milestone payments and royalties from our collaborative partners.

In December 2008, the Company obtained an advance from OSEO, a French governmental agency supporting innovation, for $8.0 million secured against the research tax credits due to the Company by French tax authorities for research expenditures incurred in 2005, 2006 and 2007.

During the first quarter of 2010, the French tax authorities paid the Company the research tax credit from 2006 and the Company repaid to OSEO the corresponding advance. This resulted in:

-	a cash outflow from financing activities of $1.9 million, related to the reimbursement to OSEO for the advance OSEO provided secured against the research tax credit from 2006, and
-
a cash inflow from operating activities of $2.3 million, corresponding to the research tax credit from 2006 paid by the tax authorities (and a corresponding decrease in the amount of the research tax credit receivable).

During the second quarter of 2010, we received reimbursement of the 2009 research tax credit from the French tax authorities amounting to $6.0 million.

FLAMEL TECHNOLOGIES S.A.

We believe the Company to have sufficient funds to finance operations and cash requirements for at least the next twelve months.  Our cash needs may vary materially from our current expectations based on:

•	sales of products that incorporate our drug delivery technologies;
•	financial terms of collaborative, technology access, license or other commercial agreements we enter into;
•	results of research and development efforts;
•	technological advances; and
•	results of clinical testing, requirements of the US Food and Drug Administration (FDA) and comparable foreign regulatory agencies.

FLAMEL TECHNOLOGIES S.A.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

While we may be engaged in various claims and legal proceedings in the ordinary course of business, we are not involved (whether as a defendant or otherwise) in and we have no knowledge of any threat of, any litigation, arbitration or administrative or other proceeding which management believes will have a material adverse effect on our consolidated financial position or results of operations.

On November 9, 2007 a putative class action was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former officers entitled Billhofer v. Flamel Technologies, et al.  The complaint purports to allege claims arising under the Securities Exchange Act of 1934 based on certain public statements by the Company concerning, among other things, a clinical trial involving Coreg CR and seeks the award of damages in an unspecified amount.  By Order dated February 11, 2008, the Court appointed a lead plaintiff and lead counsel in the action.  On March 27, 2008, the lead plaintiff filed an amended complaint which continued to name as defendants the Company and two previously named officers and asserted the same claims based on the same events as alleged in the initial complaint.  On May 12, 2008, the Company filed a motion to dismiss the action, which the Court denied by Order dated October 1, 2009.  The action then proceeded into the discovery phase, pursuant to a schedule approved by the Court in a Case Management Order, signed December 9, 2009.  On April 29, 2010, the lead plaintiff moved to withdraw and substitute another individual as lead plaintiff and to amend the Case Management Order.   On September 20, 2010, the Court granted that motion and on September 30, 2010, the Court approved an Amended Case Management Order.  The parties are now pursuing further discovery consistent with the schedule set forth in that Order.  The Company believes the complaint to be without merit and intends to vigorously defend itself in the action.

Item 1A.  Risk Factors

Set forth below and in our Annual Report on Form 20-F for the year ended December 31, 2009 is a discussion of risks related to our industry and our business. In addition to the other information in our SEC filings, you should consider carefully the following risk factors. The occurrence of any one or more of the risks or uncertainties described below could have a material adverse effect on business, financial condition and results of operations:

•	we depend on a few customers for the majority of our revenues, and the loss of any one of these customers could reduce our revenues significantly;

•	our revenues depend on pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery technologies;

•
although products that incorporate our drug delivery technologies may appear promising at their early stages of development and in clinical trials, none of these potential products may reach the commercial market for a number of reasons;

FLAMEL TECHNOLOGIES S.A.

•	we must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments;

•	we depend upon a single site to manufacture our products, and any interruption of operations could have a material adverse effect on our business;

•
we depend on a limited number of suppliers for certain raw materials used in our products, and any failure to deliver sufficient supplies could interrupt our production process and could have a material adverse affect on our business;

•	we depend on key personnel to execute our business plan; if we cannot attract and retain key personnel, we may not be able to successfully implement our business plan;

•
if our competitors develop and market drug delivery technologies or related products that are more effective than ours, or obtain regulatory approval and market such technology or products before we do, our commercial opportunity will be diminished or eliminated;

•	if we cannot keep pace with the rapid technological change in our industry, we may lose business, and our drug delivery systems could become obsolete or noncompetitive;

•	if we cannot adequately protect our technology and proprietary information, we may be unable to sustain a competitive advantage;

•	our products and technologies may not gain market acceptance;

•	if we or our collaborative partners are required to obtain licenses from third parties, our revenues and royalties on any commercialized products could be reduced;

•	if our third party collaborative partners face generic competition for their products, our revenues and royalties from such products may be adversely affected;

•	healthcare reform and restrictions on reimbursements may limit our financial returns;

•	ongoing current credit and financial market conditions may exacerbate certain risks affecting our business;

•	fluctuations in foreign currency exchange rates may cause fluctuations in our financial results;

•
products that incorporate our drug delivery technologies are subject to regulatory approval; if our pharmaceutical and biotechnology company partners do not obtain such approvals, or if such approvals are delayed, our revenues may be adversely affected;

•
commercial products incorporating our technologies are subject to continuing regulation, and we and our pharmaceutical and biotechnology company partners may be subject to adverse consequences if we or they fail to comply with applicable regulations;

•	regulatory reforms may adversely affect our ability to sell our products profitably;

•
certain companies to which we have licensed our technology are subject to extensive regulation by the FDA and other regulatory authorities,  their failure to meet strict regulatory requirements could adversely affect our business;

FLAMEL TECHNOLOGIES S.A.

•	we may face product liability claims related to participation in clinical trials or the use or misuse of our products or products that incorporate our technologies;

•
third parties have claimed, and may claim in the future, that our technologies, or the products in which they are used, infringe on their rights and we may incur significant costs resolving these claims;

•	if we use biological and hazardous materials in a manner that causes injury, we may be liable for significant damages;

•	our share price has been volatile and may continue to be volatile;

•	because we have a limited operating history, investors in our shares may have difficulty evaluating our prospects;

•	if we are not profitable in the future, the value of our shares may fall;

•
we may require additional financing, which may not be available on favorable terms or at all, particularly in light of the slow global economic recovery and its negative effect  on the capital markets, and which may result in dilution of our shareholders’ equity interest;

•	our operating results may fluctuate, which may adversely affect our share price;

•	we are subject to different corporate disclosure standards that may limit the information available to holders of our ADSs;

•	we currently do not intend to pay dividends, and cannot assure shareholders that we will make dividend payments in the future;

•	judgments of United States courts, including those predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in French courts;

•	holders of ADSs have fewer rights than shareholders and have to act through the Depositary to exercise those rights;

•	preferential subscription rights may not be available for United States persons; and

•	our largest shareholders own a significant percentage of the share capital and voting rights of the Company;

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Flamel Technologies, S.A.

Dated: January 21, 2011	/s/ Stephen H. Willard
Stephen H. Willard
Chief Executive Officer